                                                                   EXHIBIT 99.43

[TRIZEC CANADA LOGO]                                                NEWS RELEASE

For Immediate Release

CONTACT:
Robert B. Wickham
Senior Vice President and
Chief Financial Officer
(416)682-8600
(877)239-7200

                      TRIZEC CANADA ANNOUNCES COMPLETION OF
                  THE TRANSFER OF ITS INTEREST IN THE CN TOWER

      TORONTO, JANUARY 28, 2004 -- Trizec Canada Inc. (TSX:TZC) announced today that it has completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. The transaction, which was effective December 31, 2003, resulted in proceeds of Cdn$51.75 million. No significant gain or loss is expected to be reported by Trizec Canada as a result of the transaction.

      With the closing of this transaction, Trizec Canada has substantially completed the sale of its non-U.S. assets as contemplated in the May 2002 Plan of Arrangement. Remaining assets and liabilities, with the exception of its investment in Trizec Properties, Inc. (NYSE:TRZ), are primarily of a financial nature.

      Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc., a real estate investment trust (REIT), one of North America's largest owners of commercial office properties. Trizec Properties trades on the New York Stock Exchange under the symbol TRZ. For more information, visit Trizec Canada's web site at www.trizeccanada.com.

      This Press Release contains forward-looking statements relating to Trizec Canada's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated May 30, 2003.